SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-33056
                                                                       ---------

         (Check one)

         [X] Form 10-K and Form 10-KSB    [_] Form 11-K    [_] Form 20-F

         [_] Form 10-Q and Form 10-QSB    [_] Form N-SAR

         For period ended                DECEMBER 31, 2006
                         ----------------------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant WEB.COM, INC.
                                 -----------------------------------------------
         Former name if applicable
                                   ---------------------------------------------

         Address of principal executive office (STREET AND NUMBER)

                       303 PEACHTREE CENTER AVE, SUITE 500
         -----------------------------------------------------------------------
         City, state and zip code           ATLANTA, GA 30303
                                  ----------------------------------------------


                                    12b25-1

                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11 -K or Form N-SAR, or
 [X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-K, for the year ended December 31, 2006, could not be filed within the prescribed time period because the Registrant requires additional time to finalize its analysis of the form 10-K and such analysis could not be completed within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

       GONZALO TRONCOSO                          (404)              260-2477
--------------------------------------------------------------------------------
            (Name)                            (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).                     [X] Yes    [_] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                      [X] Yes    [_] No

         (4) If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    12b25-2

                                  WEB.COM, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   MARCH 19, 2006           By: /s/ Gonzalo Troncoso
       ---------------               -------------------------------------------
                                 Name:   Gonzalo Troncoso
                                 Title:  Executive Vice President and Chief
                                         Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


                                    12b25-3

PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

         The  Registrant  issued a press  release on March 13,  2006  announcing
Registrant's results of operations for the year ended December 31, 2006 and showing a comparison to Registrant's results of operations for the prior period. A copy of the press release is filed with this Form 12b-25 as Attachment A.


                                    12b25-4

ATTACHMENT A


             WEB.COM REPORTS FOURTH QUARTER AND FISCAL 2006 RESULTS

                ANNOUNCES RECORD ANNUAL ORGANIC SUBSCRIBER GROWTH

ATLANTA, GA, MARCH 13, 2007 -- Web.com, Inc. (NASDAQ: WWWW), a leading destination for websites and web services, today reported results for its fourth quarter and fiscal year ended December 31, 2006.

SUMMARY OF FOURTH QUARTER 2006 RESULTS:

         o Total revenues for the quarter were $12.5 million, up from $12.3 million in the third quarter of 2006.

         o Net loss for the quarter was $2.0 million, or $(0.13) per share, versus a loss of $0.6 million, or $(0.04) per share, in the quarter ended September 2006. The decline quarter over quarter includes $1.0 million in legal expenses and $0.6 million in bonus accrual.

         o        Adjusted  net  income  from  continuing   operations  (1)  was
                  negative $0.8 million, down from $0.1 million in the third quarter of 2006. The decline quarter over quarter includes
                  $1.0 million in legal expenses and $0.6 million in bonus accrual.

         o Net subscribers totaled approximately 155,000 at December 31, 2006, up approximately 3,000 from approximately 152,000 at September 30, 2006.

"Web.com spent 2006 stabilizing the business, implementing cost controls and developing a highly-scalable growth engine," stated Jeff Stibel, President and CEO, Web.com. "This quarter represents another period of strong organic revenue and subscriber growth. I am particularly excited to announce that average revenue per user also grew this quarter and look forward to leveraging our business model further."

"Our net loss increased as a result of annual bonuses and higher legal expenses as we move towards closure of our legacy case load. The fundamental cost structure of the Company has not changed and it is expected to improve as we move forward with server consolidation and implement future operating efficiencies," stated Gonzalo Troncoso, Executive Vice President and Chief Financial Officer. "Organic revenue and subscriber growth are ramping and we believe the Company is positioned to drive growth and increase shareholder value."

On March 7, 2007, Web.com's Board of Directors approved an amendment to its Shareholder Rights Plan to accelerate its expiration date from July 23, 2007 to today, March 13, 2007. The Company had adopted the Shareholder Rights Plan in July 2006 to protect its approximately $320 million in net operating loss carry-forwards (NOLs). Since that date, the composition of the Company's shareholders has changed so that there is less of a risk of a change in ownership that could jeopardize the NOLs under applicable tax laws.

HIGHLIGHTS OF FULL-YEAR  2006 RESULTS:

         o        Total revenues for the year were $49.1 million.

         o Net subscribers totaled approximately 155,000 at December 31, 2006, up over 18,000 or 13% from approximately 137,000 at the beginning of the year.

         o        Net loss for the year was $13.8 million, or $(0.84) per share.

         o        Adjusted  net  income  from  continuing   operations  (1)  was
                  negative $4.2 million. This includes the second quarter WebSource Media impairment of $3.5 million.

ABOUT WEB.COM

Web.com, Inc. (NASDAQ: WWWW) is a leading destination for the simplest, yet most powerful solutions for websites and web services. Web.com offers do-it-yourself and professional website building, website hosting, ecommerce, web marketing, professional website design and e-mail. Since 1995, Web.com has been helping individuals and small businesses leverage the power of the Internet to build a web presence. More than 4 million websites have been built using Web.com's proprietary tools, services and patented technology. The company's web hosting and website building services can also be found under the Interland (www.interland.com) and Trellix (www.trellix.com) brands. For more information on the company, please visit www.web.com or call at 1-800-WEB-HOST.

Web.com will host a conference call today to discuss its quarterly results at 9:30AM ET (6:30AM PT). A live webcast of the call can be accessed on the investors section of the company's website at www.web.com/ir. A replay of the call will be available on the site for seven days.

(1) Adjusted net income from continuing operations is a non-GAAP financial measure and is defined as net income from continuing operations excluding interest income or expense, provision for income taxes, depreciation, amortization of intangibles, and stock-based compensation.

NOTE REGARDING USE OF NON-GAAP FINANCIAL MEASURES

This earnings release contains non-GAAP financial measures. A non-GAAP financial measure is a numerical measure of a company's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Attached to this earnings release is a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measures.

Web.com, Inc. uses the non-GAAP measure adjusted net income (loss) from continuing operations to supplement the Consolidated Financial Statements presented in accordance with GAAP. This non-GAAP financial measure is used in addition to and in conjunction with the financial results presented in accordance with GAAP, and the presentation of this non-GAAP financial information should not be considered in isolation, or as a substitute for the GAAP conforming measures.

Management uses adjusted net income (loss) from continuing operations for financial and operational decision making, to evaluate management performance for compensation purposes, and as a means to provide comparable period-to-period operating results. This information is generally requested by investors and analysts. Web.com, Inc. believes that providing this non-GAAP measure provides greater transparency to investors to view the business through the eyes of management. We define adjusted net income (loss) from continuing operations as net income (loss) from continuing operations excluding (i) provision for income taxes, (ii) interest income or expense, (iii) depreciation, (iv) amortization of intangibles, and (v) stock based compensation. Management uses this non-GAAP financial measure as a primary measure in monitoring and evaluating the Company's ongoing operating results and trends in its operations. The Company believes that excluding income (loss) from discontinued operations provides a more relevant measure of the Company's present web services business. The Company's income (loss) from discontinued operations relates to the Company's prior business of manufacturing personal computers, which the Company sold in fiscal 2001, and is wholly unrelated to the Company's present web services business. By excluding these discontinued operations, the Company believes management and investors are better able to compare operating results of the Company's existing business over multiple periods. Management believes the exclusion of stock based compensation provides a more consistent comparison against prior year periods, since stock based compensation was not included in net income (loss) for prior fiscal years. Management believes that measuring the performance of the business without regard to discontinued operations and interest, taxes and depreciation and amortization can make trends in operating results more readily apparent, and when considered with other information, assist management and investors in evaluating the Company's ability to generate future earnings. A substantial portion of the Company's non-cash charges relate to historical transactions and capital expenditures that the current management may or may not have influenced. When considered with other performance metrics that alternatively include or exclude these charges, the Company believes the investor, like management, has a measure that provides both individual and collective management effectiveness. The Company believes that this non-GAAP measure is beneficial to management and investors for planning, budgeting and financial modeling purposes, as well as for comparison to its historical performance from period to period and to competitors' operating results. We believe both short and long term performance is transparent by providing GAAP and non-GAAP basis measurements to investors and analysts.

The limitations of use of the non-GAAP measure of adjusted net income (loss) from continuing operations as compared to net income (loss) in accordance with GAAP include the fact that the measure excludes some recurring costs such as depreciation and amortization and stock-based compensation, which are expected to continue as a significant recurring expense in the Company's business. Adjusted net income (loss) from continuing operations also does not take into account costs of doing business that can be substantial, such as income taxes and interest expense. Further, adjusted net income (loss) from continuing operations may not be comparable to similarly captioned information reported by other companies. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from this non-GAAP measure, by providing reconciliation to the most directly comparable GAAP financial measure and by evaluating adjusted net income (loss) from continuing operations together with net income (loss) and other financial measures calculated in accordance with GAAP.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to, the ability to continue positive growth trends, increase customers and revenues, reduce expenses and enter into strategic alliances with leading companies in the industry. Forward-looking statements are also identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue", similar expressions, and variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are based on Web.com's current expectations, estimates, projections, beliefs and assumptions. These forward-looking statements speak only as of the date hereof and are based upon the information available to the Company at this time. Such information is subject to change, and the Company will not necessarily inform you of such changes. These statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statement as a result of various factors. Factors which could affect these forward-looking statements, and Web.com's business, include but are not limited to: the availability of competing products and services with superior quality, functionality or price, the ability to operate within budgeted expense, the ability of the Company to improve customer satisfaction, reduce churn, reduce expenses and expand its customer base as planned, growing dependence on reseller and other indirect sales channels, general economic conditions, the impact of competition, quarterly fluctuations in operating results, the loss of customers with failing businesses and customer churn in general, customer acceptance of new products and services, the retention of key employees, potential liabilities from the sale of dedicated server assets, possible disruptions for customers due to our data centers being maintained by third parties, higher than expected costs of litigation and the impact of liabilities that could carry over from the Company's discontinued operations. Certain of these and other risks associated with Web.com's business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports and Transition Report on Form 10-Q and its Current Reports on Form 8-K, and its most recent proxy statement. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company does not undertake to update its forward-looking statements.

                                       ##

INVESTOR AND PRESS CONTACT:
Peter Delgrosso
Web.com
404-260-2500
investor@corp.web.com

WEB.COM, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)
UNAUDITED

                                                                    FOR THE QUARTER ENDED
                                              ------------------------------------------------------------------
                                                                                                          2006
                                               3/31/2006     6/30/2006     9/30/2006    12/31/2006       TOTAL
                                              ----------    ----------    ----------    ----------    ----------
Revenues ..................................   $   12,262    $   12,053    $   12,348    $   12,477    $   49,140

Operating costs and expenses:
  Network operating costs, exclusive of
     depreciation and amortization (1) ....        2,384         2,269         2,174         2,183         9,010
  Sales and marketing .....................        3,150         3,335         3,600         3,969        14,054
  Technical support .......................        1,722         1,761         1,701         1,627         6,811
  General and administrative ..............        9,912         4,696         4,457         5,619        24,684
  Bad debt expense ........................          277           242           314           301         1,134
  Depreciation and amortization ...........        1,134         2,225         1,014         1,042         5,415
  Restructuring costs .....................           43            23          --            --              66
  Impairment of investment in and advances
     to WebSource Media ...................         --           3,488          --            --           3,488
  (Gain) on sale of accounts ..............         --            --             205          (219)          (14)
  Other expense (income), net .............           (1)           (2)           (2)         --              (5)
                                              ----------    ----------    ----------    ----------    ----------
  Total operating costs and expenses              18,621        18,037        13,463        14,522        64,643

Operating loss ............................       (6,359)       (5,984)       (1,115)       (2,045)      (15,503)
Interest income (expense), net ............          261           248           227           246           982
                                              ----------    ----------    ----------    ----------    ----------
Loss from continuing operations before
   income taxes ...........................       (6,098)       (5,736)         (888)       (1,799)      (14,521)
Income tax benefit (expense) ..............          854             9           411          (128)        1,146
                                              ----------    ----------    ----------    ----------    ----------
Loss from continuing operations ...........       (5,244)       (5,727)         (477)       (1,927)      (13,375)
Income (loss) from discontinued operations,
   net of tax .............................         (259)           14          (117)          (93)         (455)
                                              ----------    ----------    ----------    ----------    ----------
Net loss ..................................   $   (5,503)   $   (5,713)   $     (594)   $   (2,020)   $  (13,830)
                                              ==========    ==========    ==========    ==========    ==========

Net loss per share, basic and diluted:
  Continuing operations ...................   $    (0.32)   $    (0.35)   $    (0.03)   $    (0.12)   $    (0.81)
  Discontinued operations .................        (0.02)         0.00         (0.01)        (0.01)        (0.03)
                                              ----------    ----------    ----------    ----------    ----------
                                              $    (0.34)   $    (0.35)   $    (0.04)   $    (0.13)   $    (0.84)
                                              ==========    ==========    ==========    ==========    ==========

Number of shares used in per share
   calculation:
     Basic and diluted ....................       16,395        16,511        16,570        16,669        16,537

(1) Excludes depreciation and amortization
    as follows
    Network operating costs ...............   $      813    $    1,969    $      693    $      653    $    4,129
                                              ==========    ==========    ==========    ==========    ==========

WEB.COM, INC.
ADJUSTED NET INCOME (LOSS)
(In thousands)
UNAUDITED

                                                                          FOR THE QUARTER ENDED
                                                ----------------------------------------------------------------------
                                                                                                                2006
                                                 3/31/2006      6/30/2006      9/30/2006     12/31/2006        TOTAL
                                                ----------     ----------     ----------     ----------     ----------
Net loss ....................................   $   (5,503)    $   (5,713)    $     (594)    $   (2,020)    $  (13,830)
     Depreciation and amortization ..........        1,134          2,225          1,014          1,042          5,415
     Interest expense (income) ..............         (261)          (248)          (227)          (246)          (982)
     Amortization of stock-based compensation        5,337            159            193            235          5,924
     Income tax benefit (expense) ...........         (854)            (9)          (411)           128         (1,146)
     Discontinued operations ................          259            (14)           117             93            455
                                                ----------     ----------     ----------     ----------     ----------
Adjusted net income (loss) from continuing
   operations ...............................   $      112     $   (3,600)    $       92     $     (768)        (4,164)
                                                ==========     ==========     ==========     ==========     ==========


KEY METRICS

     SAC (Subscriber Acquisition Cost) ......   $      103     $      108     $       89     $       88
     Subscribers (000) ......................          149            148            152            155
     Churn ..................................         (2.0%)         (2.3%)         (2.6%)         (2.9%)
     ARPU (Average Revenue Per User) ........   $    26.78     $    24.94     $    24.78     $    25.77


SAC is calculated as the cost of advertising and marketing expenditures, divided by gross subscriber additions other than through acquisitions during the period.

CHURN is calculated as the number of subscribers cancelled during the period divided by the sum of the number of subscribers at the beginning of the period, divided by the number of months in the period.

ARPU is calculated using the GAAP Hosting revenue for the period reported divided by the average number of subscribers for the year, divided by the number of months in the period.